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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549



                                    SCHEDULE 13G



                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.  3 )*



        Trikon Technologies, Inc (f.k.a. Plasma & Materials Technologies, Inc.)
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                                   (Name of Issuer)


                                        Common
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                            (Title of Class of Securities)


                                      896187101
                          ---------------------------------
                                    (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following page(s))

                                  Page 1 of 5 Pages

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CUSIP No. 896187101                   13G                     Page 2 of 5 Pages

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 1    NAME  OF  REPORTING  PERSONS.   S.S. or I.R.S IDENTIFICATION NO. OF ABOVE
      PERSONS

      The St. Paul Companies, Inc.
      385 Washington Street
      St. Paul, MN 55102                               IRS# 41-0518860

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)  (  )
                                                                  (b)  (  )

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 3    SEC USE ONLY

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 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Minnesota Corporation

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                   5    SOLE VOTING POWER
                               None

                  -------------------------------------------------------------
                   6    SHARED VOTING POWER
                        The St. Paul Companies, Inc., through its wholly-owned
       NUMBER OF        subsidiary, St. Paul Fire and Marine Insurance Company
                        (F&M), and through F&M's 99% ownership of St. Paul
        SHARES          Venture Capital IV, LLC (SPVC IV),  beneficially owns
                        1,232,337 shares of common stock by virtue of F&M's
     BENEFICIALLY       ownership of 404,408 shares of common stock and 68,954
                        shares of common stock issuable upon exercise of
    OWNED BY EACH       outstanding warrants, which are convertible within 60
                        days, and by virtue of SPVC IV's ownership of 258,975
     REPORTING          shares of common stock and 500 shares of Series I
                        Convertible Preferred Stock, which are convertible into
    PERSON WITH         500,000 shares of common stock within 60 days.

                  -------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER
                        None

                  -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        1,232,337 shares (see remark in Item 6))

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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,232,337 shares (see remark in Item 6)

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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      1.3%

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 12   TYPE OF REPORTING PERSON*
      HC

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                        *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                              Page 3 of 5 Pages

ITEM 1 (A).    NAME OF ISSUER:
               Trikon Technologies, Inc. (f.k.a. Plasma & Materials
               Technologies, Inc.)

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ITEM 1 (B).    ADDRESS OF ISSUER'S PRINCIPAL OFFICES:
               Ringland Way
               Newport, Gwent NP62TA
               United Kingdom

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ITEM 2 (A).    NAME OF PERSON FILING:
               The St. Paul Companies, Inc.
               (see Exhibit A)

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ITEM 2 (B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               385 Washington Street
               St. Paul, MN 55102

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ITEM 2 (C).    CITIZENSHIP:
               Minnesota corporation

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ITEM 2 (D).    TITLE OF CLASS OF SECURITIES:
               Common

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ITEM 2 (E).    CUSIP NUMBER:
               896187101

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ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-
              2(B), CHECK WHETHER THE PERSON FILING IS A:
     (a)  / / Broker or Dealer registered under Section 15 of the Act
     (b)  / / Bank as defined in section 3(a)(6) of the Act
     (c)  / / Insurance Company as define in section 3(a)(19) of the Act
     (d) / / Investment Company registered under section 8 of the Investment Company Act
     (e)  / / Investment Adviser registered under section 203 of the
              Investment Advisers Act of 1940
     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
     (g) /x/ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)
     (h)  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


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                                                             Page 4 of 5 Pages

ITEM 4.   OWNERSHIP
-------------------------------------------------------------------------------
      (a)  Amount Beneficially Owned:
           The St. Paul Companies, Inc., through its wholly-owned subsidiary, St. Paul Fire and Marine Insurance Company (F&M), and through F&M's 99% ownership of St. Paul Venture Capital IV, LLC (SPVC IV), beneficially owns 1,232,337 shares of common stock by virtue of F&M's ownership of 404,408 shares of common stock and 68,954 shares of common stock issuable upon exercise of outstanding warrants, which are convertible within 60 days, and by virtue of SPVC IV's ownership of 258,975 shares of common stock and 500 shares of Series I Convertible Preferred Stock, which are convertible into 500,000 shares of common stock within 60 days.
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      (b)  Percent of Class:
           The shares reported in Item 4(a), above, constitute 1.3% of the outstanding common shares of the Issuer.
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      (c)  Number of shares as to which such person has:
-------------------------------------------------------------------------------
           (i)   Sole power to vote or direct the vote:
                 none
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           (ii)  Shared power to vote or direct the vote:
                 1,232,337 (see remark in Item 4(a) above)
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           (iii) Sole power to dispose or direct the disposition:
                 none
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           (iv)  Shared power to dispose or direct the disposition:
                 1,232,337 (see remark in Item 4(a) above
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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five person of the class of securities, check the following. /X/
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ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
          Not Applicable
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ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
          THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY:
          St. Paul Fire and Marine Insurance Company is an Insurance Company under Reg. 240.13d-1(b)(1)(ii)(C)
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ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          Not Applicable
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ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:
          Not Applicable
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ITEM 10.  CERTIFICATION
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                          Date:  February 8, 1999



                          /Bruce A. Backberg/
                          ----------------------------------------------
                          Bruce A. Backberg
                          Senior Vice President and Chief Legal Counsel

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                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                                    Schedule 13G

                               EXHIBIT A - DISCLAIMER


Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission that The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.